Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1)	RESIGNATION OF EXECUTIVE DIRECTOR; AND
(2)	APPOINTMENT OF NON-EXECUTIVE DIRECTOR

RESIGNATION OF EXECUTIVE DIRECTOR

The Board hereby announces that Dr. Wangchun Ye has resigned as an executive Director with effect from November 10, 2022.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board hereby announces that Ms. Xin Fu has been appointed as a non-executive Director with effect from November 10, 2022.

RESIGNATION OF EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”, each a “Director”) of OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated entities, the “Group”) hereby announces that, due to family reasons, Dr. Wangchun Ye (“Dr. Ye”) has resigned as an executive Director with effect from November 10, 2022.

Dr. Ye has confirmed that (i) he has no disagreement with the Board; and (ii) there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board hereby announces that Ms. Xin Fu (“Ms. Fu”) has been appointed as a non-executive Director with effect from November 10, 2022.

The biographical details of Ms. Fu are set out below:

Ms. Fu, aged 42, is currently serving as the chief operating officer and director of the strategic development center of Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團) 股份有限公司) (“Ping An”) and its subsidiaries (“Ping An Group”). She joined Ping An Group in October 2017 as the general manager of its planning department, and served as the deputy chief financial officer of Ping An Group between March 2020 and March 2022. Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company.

Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years.

Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012.

Ms. Fu has entered into a letter of appointment with the Company under which she agreed to act as a non-executive Director for an initial term of three years commencing from November 10, 2022, which may be terminated by not less than three months’ notice in writing served by either her or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to her letter of appointment, Ms. Fu will not receive any director’s fee or remuneration in respect of her performance of her duties as a non-executive Director.

Saved as disclosed herein and as of the date of this announcement, Ms. Fu does not (i) have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company; (ii) have any interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong); and (iii) hold any other position with the Company and any of its subsidiaries. Save as disclosed in this announcement, Ms. Fu does not hold any other directorships in any listed companies in Hong Kong or overseas in the last three years.

Save as disclosed above, the Board is not aware of any other matters in relation to the appointment of Ms. Fu as a non-executive Director that need to be brought to the attention of the Shareholders or any information that need to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board would like to express its gratitude and appreciation to Dr. Ye for his contribution to the Company during his term of office as an executive Director and would like to congratulate Ms. Fu for her new appointment as a non-executive Director.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, November 10, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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